UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 2)

GTSI CORP.

(Name of Subject Company (Issuer))

UNICOM SUB ONE, INC.

(Offeror)

A Wholly Owned Subsidiary of

UNICOM SYSTEMS, INC.

(Parent of Offeror)

(Names of Filing Persons (identifying status as offeror, issuer or other person))

COMMON STOCK, $0.005 PAR VALUE

(Title of Class of Securities)

36238K103

(CUSIP Number of Class of Securities)

Corry Hong

President and Chief Executive Officer

15535 San Fernando Mission Blvd.

Suite 310

Mission Hills, CA 91345

Telephone: (818) 838-0606

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

Copies to:

Mark R. Ziebell, Esq.

Melissa Sallee, Esq.

Snell & Wilmer L.L.P.

600 Anton Blvd., Suite 1400

Costa Mesa, CA 92886

Telephone: (714) 427-7000

CALCULATION OF FILING FEE

Transaction Valuation(1)	Amount Of Filing Fee(2)
$76,672,943.25	$8,786.72

(1)	Estimated for purposes of calculating the filing fee only. This valuation was estimated by multiplying the offer price of $7.75 per share by 9,707,909 shares of GTSI Corp. common stock issued and outstanding as of April 30, 2012 and 185,374 common share equivalents underlying options of GTSI Corp.
(2)	The amount of the filing fee is calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, by multiplying the transaction valuation by ..00011460

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$8,786.72	Filing Party:	UNICOM SUB ONE, INC.
Form or Registration No.:	Schedule TO	Date Filed:	May 18, 2012

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.

☐	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

This Amendment No. 2 (the “Amendment”) amends and supplements the Schedule TO (which, together with any amendments and supplements thereto, collectively constitute this “Schedule TO”) relating to the offer by UNICOM SUB ONE, INC., a Delaware corporation (the “Purchaser”), and a wholly-owned subsidiary of UNICOM Systems, Inc., a California corporation (“Parent”), to purchase all outstanding shares of common stock, par value $0.005 per share (the “Shares”), of GTSI Corp. (“GTSI”), at $7.75 per Share, net to the seller in cash, without interest and less any required withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated May 18, 2012 (the “Offer to Purchase”), and in the related Letter of Transmittal, copies of which were attached as Exhibits (a)(1)(A) and (a)(1)(B), respectively to the Schedule TO filed on May 18, 2012 (which, together with any amendments or supplements thereto, collectively constitute the “Offer”).

The information in the Offer to Purchase and the Letter of Transmittal is incorporated in this Amendment by reference to all of the applicable items in the Schedule TO, except that such information is amended and supplemented to the extent specifically provided in this Amendment. Capitalized terms used and not otherwise defined in this Amendment shall have the meanings assigned to such terms in the Offer to Purchase or in the Schedule TO.

Item 11. Additional Information.

Regulation M-A Item 1011

Item 11, Agreements, Regulatory Requirements and Legal Proceedings, of the Schedule TO, and Section 15 of the Offer to Purchase entitled “Certain Legal Matters; Regulatory Approvals” are hereby amended and supplemented by amending Section 15 of the Offer to Purchase as follows:

The sixth paragraph in Section 15 is hereby amended and restated as follows:

“Oppenheim Class Action. On May 29, 2012, a class action complaint was filed in the Court of Chancery of the State of Delaware, captioned Mark Oppenheim v. GTSI Corp. et al., Case No. 7574- (“Oppenheim Class Action”), by purported stockholders of GTSI, in connection with the Offer and the Merger. The complaint names as defendants GTSI, each member of the GTSI Board (the “Individual Defendants”), Purchaser and Parent. The suit alleges that the Individual Defendants breached their fiduciary duties to GTSI’s stockholders in connection with the proposed sale of GTSI, failed to make adequate disclosures or made material omissions and that Purchaser, Parent and GTSI aided and abetted the purported breaches of fiduciary duties. The complaint includes, among others, allegations that the 30-day “go-shop” period is inadequate and the proposed transaction undervalues GTSI. The complaint seeks to declare the suit to be a class action and certifying plaintiff as a class representative and his counsel as class counsel, injunctive relief, rescissory and compensatory damages and reasonable allowance for the fees and expenses of plaintiff’s attorneys and experts.

On June 11, 2012, GTSI and the Individual Defendants reached an agreement in principle with plaintiffs to settle the Oppenheim Class Action. Pursuant to this agreement, which also covers Parent and Purchaser, GTSI filed an amendment to its Solicitation/Recommendation Statement on Schedule 14D-9 with the SEC that contained certain additional disclosures GTSI had agreed to make in connection with the settlement of the Oppenheim Class Action, although GTSI has not admitted in any way that those disclosures are material or are otherwise required by law. The settlement of the Oppenheim Class Action will not affect the Offer Price to be paid or the merger consideration GTSI’s stockholders would be entitled to receive pursuant to the terms of the Merger Agreement. The settlement is conditioned upon, among other things, negotiation of a memorandum of understanding, confirmatory discovery, final stipulation of settlement and receipt of final required court approvals.”

The following paragraph is added to the end of Section 15:

“Kulikowski Class Action. On June 11, 2012, a class action complaint was filed in the Court of Chancery of the State of Delaware, captioned Michael J. Kulikowski v. GTSI Corp. et al., Case No. 7613-, by purported stockholders of GTSI, in connection with the Offer and the Merger. The complaint names as defendants GTSI, the Individual Defendants, Purchaser and Parent. The suit alleges that the Individual Defendants breached their fiduciary duties to GTSI’s stockholders in connection with the proposed sale of GTSI by failing to maximize the value of the company, failing to make adequate disclosures and that Purchaser, Parent and GTSI aided and abetted the purported breaches of fiduciary duties. The complaint includes, among others, allegations that the 30-day “go-shop” period is inadequate and the proposed transaction undervalues GTSI. The complaint seeks to declare the suit to be a class action and certifying plaintiff as a class representative and his counsel as class counsel, injunctive relief, rescissory and compensatory damages, reasonable allowance for the fees and expenses of plaintiff’s attorneys and experts and other equitable relief as the Court of Chancery may deem just and proper.

Purchaser and Parent believe that the claims made in the complaint are without merit, and intend to defend them vigorously.”

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 13, 2012

UNICOM SYSTEMS, INC.

By:	/s/ Corry Hong
Name: Corry Hong
Title: President and Chief Executive Officer

UNICOM SUB ONE, INC.

By:	/s/ Corry Hong
Name: Corry Hong
Title: President and Chief Executive Officer